                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                            ARVIDA/JMB PARTNERS, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


        Limited Partnership Interests and Assignments of Interest Therein
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert M. Rhodes
                    Senior Vice President and General Counsel
                               The St. Joe Company
                        1650 Prudential Drive, Suite 400
                           Jacksonville, Florida 32207
                                 (904) 396-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d-1(f) or 13d-1(g), check the following box: [ ]

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on the following page)



                               Page 1 of 10 Pages

                                  SCHEDULE 13D

-----------------------------                       ---------------------------

      CUSIP NO. N/A                                        PAGE 2 OF 10
-----------------------------                       ---------------------------


-------------------------------------------------------------------------------
1
         NAME OF REPORTING PERSON

         ST. JOE CAPITAL II, INC.

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [ ]
-------- ----------------------------------------------------------------------
3        SEC USE ONLY


-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
------------------------ ------ -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                         ------ -----------------------------------------------
                         8      SHARED VOTING POWER

                                106,200.4399 UNITS
                         ------ -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                         ------ -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                106,200.4399 UNITS
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,200.4399 UNITS
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.3%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------          -------------------------------
       CUSIP NO. N/A                                            PAGE 3 OF 10
--------------------------------------          -------------------------------


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE ST. JOE COMPANY

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         FLORIDA
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                         ------ ------------------------------------------------
                         8      SHARED VOTING POWER

                                106,200.4399 UNITS*
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                106,200.4399 UNITS*
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,200.4399 UNITS*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.3%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
* Reflects beneficial ownership of St. Joe Capital II, Inc., which is a wholly-owned subsidiary of The St. Joe Company.

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to units of limited partnership interest and assignments of interest therein (the "Units"), of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 900 North Michigan Avenue, Chicago, Illinois 60611.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by St. Joe Capital II, Inc., a Delaware corporation ("Purchaser"), and The St. Joe Company, a Florida corporation and the owner of 100% of the outstanding capital stock of Purchaser ("Parent" and, together with Purchaser, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement.

         (b) The business address of Parent is 1650 Prudential Drive, Suite 400, Jacksonville, Florida 32207. The business address of Purchaser is c/o Griffin Corporate Services, 300 Delaware Avenue, 9th Floor, Wilmington, Delaware 19801.

         (c) The principal business of Purchaser is holding investment securities. Parent is a diversified real estate development and services company.

         (d) During the last five years, neither Reporting Person, nor any of their respective directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Reporting Person, nor any of their respective directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amount of funds used to purchase the Units was $45,666,189, all of which amount was funded by available cash of the Parent.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Units on December 22, 1998, pursuant to a Buy/Sell Agreement dated as of November 6, 1998, among Raleigh Capital Associates, L.P., American Real Estate Partners, L.P., Parent and Arvida/JMB Managers, Inc. The Reporting Persons acquired the units in order to obtain an equity position in the Partnership. The Reporting Persons intend to review on a continuing basis their investment in the Units in light of the factors discussed herein.

         The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional units in privately negotiated transactions or otherwise. Any such actions the Reporting Persons might undertake will be dependent upon their review of numerous factors, including, among other things, the availability of units for purchase and the price levels of such units; general market and economic conditions; on-going evaluation of the Partnership's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the General Partner of the Partnership; the relationship between the Partnership and St. Joe Arvida Company, L.P., in which Parent owns a majority interest and which provides a portion of the development and management supervisory and advisory services to the Partnership; and other future developments.

         Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Units in privately negotiated transactions.

         Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Partnership, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Each of the Reporting Persons beneficially owns an aggregate of 106,200.4399 Units, which constitute approximately 26.3% of the Partnership's outstanding Units.

         (b) Purchaser and Parent share power to vote or direct the vote, and to dispose or to direct the disposition of the Units.

         (c) Except as stated in this Item 5, there have been no transactions in the Partnership's limited partnership units that were effected by or on behalf of the Reporting Persons or, to the best knowledge of the Reporting Persons, any director or executive officer of either Reporting Person in the past 60 days.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.        Joint Filing Agreement, dated as of December 24,
                           1998.

         Exhibit 2. Buy/Sell Agreement dated as of November 6, 1998, among Raleigh Capital Associates, L.P., American Real Estate Partners, L.P., The St. Joe Company and Arvida/JMB Managers, Inc. (incorporated by reference to Exhibit 1 of Amendment No. 12 to the Schedule 13D filed by Raleigh Capital Associates, L.P. on November 13, 1998, with respect to Arvida/JMB Partners, L.P.).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 24, 1998                   ST. JOE CAPITAL II, INC.

                                            By:  /s/ David F. Childers III
                                                 ------------------------------
                                            Name:  David F. Childers III
                                            Title:  President

Dated:  December 24, 1998                   THE ST.  JOE COMPANY

                                            By:  /s/ Michael N. Regan
                                                 ------------------------------
                                            Name:  Michael N. Regan
                                            Title:  Vice President

                                   SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ST. JOE CAPITAL II, INC.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of St. Joe Capital II, Inc. is set forth below. All of the directors and executive officers of St. Joe Capital II, Inc. are citizens of the United States of America.


                                                                                     PRINCIPAL OCCUPATION, IF OTHER
NAME AND BUSINESS                              POSITION WITH ST. JOE                 THAN AS EXECUTIVE OFFICER OF ST.
ADDRESS                                        CAPITAL II, INC.                      JOE CAPITAL II, INC.
------------------------------------------     ----------------------------------    --------------------------------
David F. Childers III                          President and Director
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

Milly F. Smith                                 Secretary, Assistant Treasurer
c/o Griffin Corporate Services                 and Director
300 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801

Kurt A. Krahnke                                Treasurer, Assistant Secretary
c/o Griffin Corporate Services                 and Director
300 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801

                                   SCHEDULE II


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               THE ST. JOE COMPANY

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of The St. Joe Company is set forth below. All of the directors and executive officers of The St. Joe Company are citizens of the United States of America.


                                                                                     PRINCIPAL OCCUPATION, IF OTHER
NAME AND BUSINESS                              POSITION WITH ST. JOE                 THAN AS EXECUTIVE OFFICER OF ST.
ADDRESS                                        CAPITAL II, INC.                      JOE CAPITAL II, INC.
------------------------------------------     ----------------------------------    --------------------------------------
Peter S. Rummell                               Chairman of the Board and Chief
1650 Prudential Drive, Suite 400               Executive Officer
Jacksonville, Florida  32207

Michael L. Ainslie                             Director                              Chairman of Ainslie Ventures, Inc.
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

Jacob C. Belin                                 Director                              President, The Nemours Foundation
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

Russell B. Newton, Jr.                         Director                              Chairman, Timucuan Asset Management
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

John J. Quindlen                               Director                              Retired Senior Vice President and Chief
1650 Prudential Drive, Suite 400                                                     Financial Officer, E.I. duPont de
Jacksonville, Florida  32207                                                         Nemours & Co.

Walter L. Revell                               Director                              Chairman and Chief Executive Officer,
1650 Prudential Drive, Suite 400                                                     H.J. Ross Associates, Inc.
Jacksonville, Florida  32207

Frank S. Shaw, Jr.                             Director                              President, Shaw Securities, Inc.
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

Winfred L. Thornton                            Director                              Trustee, Alfred I. duPont Testamentary
1650 Prudential Drive, Suite 400                                                     Trust
Jacksonville, Florida  32207

John D. Uible                                  Director                              Private Investor
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

Robert M. Rhodes                               Senior Vice President and
1650 Prudential Drive, Suite 400               General Counsel
Jacksonville, Florida  32207

J. Malcolm Jones, Jr.                          Senior Vice President, Forestry
1650 Prudential Drive, Suite 400
Jacksonville, Florida  32207

Michael F. Bayer                               Vice President, Human Resources
1650 Prudential Drive, Suite 400               and Administration

Jacksonville, Florida  32207

                                  EXHIBIT INDEX

         Exhibit 1.        Joint Filing Agreement, dated as of December 24,
                           1998.

         Exhibit 2. Buy/Sell Agreement dated as of November 6, 1998, among Raleigh Capital Associates, L.P., American Real Estate Partners, L.P., The St. Joe Company and Arvida/JMB Managers, Inc. (incorporated by reference to Exhibit 1 of Amendment No. 12 to the Schedule 13D filed by Raleigh Capital Associates, L.P. on November 13, 1998, with respect to Arvida/JMB Partners, L.P.).